Exhibit 3(ii)

AMENDMENT TO BYLAWS OF 3M COMPANY

“AMENDMENTS

39.           Subject to any limitations imposed by the Restated Certificate of Incorporation, the Board of Directors shall have power to adopt, amend, or repeal these Bylaws.  Any Bylaws made by the directors under the powers conferred by the Restated Certificate of Incorporation may be amended or repealed by the directors or by the stockholders. ”